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Exhibit 12.1

Reckson Operating Partnership, L.P
Ratios of Earnings to Fixed Charges

        The following table sets forth the calculation of the Operating Partnership's consolidated ratios of earnings to fixed charges for the periods shown (in thousands):

	Year Ended 31-Dec-11	Year Ended 31-Dec-10	Year Ended 31-Dec-09	Year Ended 31-Dec-08	Year Ended 31-Dec-07
		As Adjusted	As Adjusted	As Adjusted	As Adjusted
Income from continuing operations before noncontrolling interests and fixed charges	$146,459	$152,765	$132,965	$178,793	$171,884

Fixed Charges:
Interest	$69,245	$59,722	$56,444	$74,167	$69,861
Rent expense	8,027	8,057	8,057	8,057	7,636
Capitalized interest	—	—	54	(480)	5,118
Amortization of debt issuance costs	1,937	339	—	—	152

Total fixed charges	$79,209	$68,118	$64,555	$81,744	$82,767

Ratio of earnings to fixed charges	1.85	2.24	2.06	2.19	2.08

        The ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For the purpose of calculating the ratios, the earnings have been calculated by adding fixed charges to income or loss from continuing operations before adjustment for noncontrolling interests plus distributions from unconsolidated joint ventures, (loss) gain on early extinguishment of debt and merger related costs, excluding gains or losses from sale of property. With respect to Reckson Operating Partnership, L.P., fixed charges consist of interest expense including the amortization of debt issuance costs and rental expense deemed to represent interest expense.

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  Exhibit 12.1
Reckson Operating Partnership, L.P Ratios of Earnings to Fixed Charges